SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 14

to

Schedule TO

Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

LIMITED BRANDS, INC.

(Name of Issuer)

LIMITED BRANDS, INC. (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, $0.50 Par Value

(Title of Class of Securities)

532716107

(CUSIP Number of Class of Securities)

Samuel P. Fried
Senior Vice President, General Counsel and Secretary
Limited Brands, Inc.
Three Limited Parkway
P.O. Box 16000
Columbus, Ohio 43216
Telephone (614) 415-7000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Dennis S. Hersch
David L. Caplan
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$2 billion	$253,400

*	Calculated solely for the purpose of determining the amount of the filing fee. This amount is based upon the purchase of 68,965,000 outstanding shares of Common Stock at the maximum tender offer price of $29.00 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #7 for Fiscal Year 2004 issued by the Securities and Exchange Commission, equals $126.70 per million of the value of the transaction.

[x]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$253,400	Filing Party:	Limited Brands, Inc.

Form of Registration No.:	Schedule TO	Date Filed:	October 7, 2004

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1

[x]	issuer tender offer subject to Rule 13e-4

[ ]	going-private transaction subject to Rule 13e-3

[ ]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

     This Amendment No. 14 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on October 7, 2004, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement filed with the Commission on October 12, 2004, Amendment No. 2 to the Tender Offer Statement filed with the Commission on October 21, 2004, Amendment No. 3 to the Tender Offer Statement filed with the Commission on October 22, 2004, Amendment No. 4 to the Tender Offer Statement filed with the Commission on October 25, 2004, Amendment No. 5 to the Tender Offer Statement filed with the Commission on October 26, 2004, Amendment No. 6 to the Tender Offer Statement filed with the Commission on October 27, 2004, Amendment No. 7 to the Tender Offer Statement filed with the Commission on October 28, 2004, Amendment No. 8 to the Tender Offer Statement filed with the Commission on October 29, 2004, Amendment No. 9 to the Tender Offer Statement filed with the Commission on November 4, 2004, Amendment No. 10 to the Tender Offer Statement filed with the Commission on November 8, 2004, Amendment No. 11 to the Tender Offer Statement filed with the Commission on November 18, 2004, Amendment No. 12 to the Tender Offer Statement filed with the Commission on November 19, 2004, and Amendment No. 13 to the Tender Offer Statement filed with the Commission on November 23, 2004 (the “Schedule TO”) by Limited Brands, Inc., a Delaware corporation (the “Company”), relating to the offer by the Company to purchase up to 68,965,000 shares of its common stock, $0.50 par value per share (the “Shares”), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price determined by the Company between $25.25 and $29.00 per Share, without interest, on the terms and subject to the conditions set forth in an Offer to Purchase, dated October 7, 2004 and related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”). This Amendment No. 14 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

     The information in the Offer is incorporated in this Amendment No. 14 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11. Additional Information.

     Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

     (b)(xvii) On November 30, 2004, the Company issued a press release announcing the final results of the tender offer, which expired at 12:00 Midnight, New York City time, on Monday, November 22, 2004. A copy of the press release is filed as Exhibit (a)(5)(xx) to this Schedule TO and is incorporated herein by reference.

Item 12. Exhibits

     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

      (a)(5)(xx) Press Release, dated November 30, 2004 (announcing final results of tender offer).

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIMITED BRANDS, INC.

By:	/s/ Timothy J. Faber

	Name:	Timothy J. Faber
	Title:	Vice President, Treasury/Mergers &
Acquisitions

Dated: November 30, 2004

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase dated October 7, 2004.*

(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated October 7, 2004.*

(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated October 7, 2004.*

(a)(1)(vi)	Letter dated October 6, 2004 from Leslie H. Wexner, Chairman and Chief Executive Officer of Limited Brands, Inc.*

(a)(1)(vii)	Letter from Savings and Retirement Plan Administrative Committee, including Letter and Notice of Instructions, to all Participants in the Savings and Retirement Plan of Limited Brands, Inc. dated October 7, 2004.*

(a)(1)(viii)	Letter from Savings and Retirement Plan Administrative Committee to Participants in the Savings and Retirement Plan who are subject to Section 16 of the Securities Exchange Act of 1934, as amended, dated October 7, 2004.*

(a)(1)(ix)	Letter from Computershare Trust Co., Inc. to all Participants in the Stock Purchase Plan of Limited Brands, Inc. dated October 7, 2004.*

(a)(1)(x)	Notice to Holders of Vested Stock Options dated October 7, 2004.*

(a)(1)(xi)	Supplement to the Offer to Purchase dated November 8, 2004.*******

(a)(1)(xii)	Amended Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*******

(a)(1)(xiii)	Amended Notice of Guaranteed Delivery.*******

(a)(1)(xiv)	Amended Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 8, 2004.*******

(a)(1)(xv)	Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 8, 2004.*******

(a)(1)(xvi)	Amended Letter from Savings and Retirement Plan Administrative Committee, including Letter and Notice of Instructions, to all Participants in the Savings and Retirement Plan of Limited Brands, Inc. dated November 8, 2004.*******

(a)(1)(xvii)	Amended Letter from Savings and Retirement Plan Administrative Committee to Participants in the Savings and Retirement Plan who may be subject to Section 16 of the Securities Exchange Act of 1934, as amended, dated November 8, 2004.*******

(a)(1)(xviii)	Amended Letter from Computershare Trust Co., Inc. to all Participants in the Stock Purchase Plan of Limited Brands, Inc. dated November 8, 2004.*******

(a)(1)(xix)	Amended Notice to Holders of Vested Stock Options dated November 8, 2004.*******

(a)(5)(i)	Form of summary advertisement dated October 7, 2004.*

(a)(5)(ii)	Limited Brands Stock Tender Offer-Questions and Answers.*

(a)(5)(iii)	October 20, 2004 investor update meeting presentation materials, part one.**

(a)(5)(iv)	October 20, 2004 investor update meeting presentation materials, part two.**

(a)(5)(v)	October 20, 2004 investor update meeting presentation materials, part three.**

(a)(5)(vi)	October 20, 2004 investor update meeting transcript.***

Exhibit Number	Description

(a)(5)(vii)	Press Release, dated October 26, 2004.****

(a)(5)(viii)	Press release, dated October 27, 2004 (updating the Company’s expectations for October 2004 sales results and third quarter 2004 earnings and announcing the extension of the tender offer).*****

(a)(5)(ix)	Notice to employees, dated October 27, 2004.*****

(a)(5)(x)	Prospectus Supplement, incorporated by reference to the Company’s Prospectus Supplement (file no. 333-105484) dated October 19, 2004.

(a)(5)(xi)	Press Release, dated November 4, 2004 (announcing October 2004 sales results).******

(a)(5)(xii)	Transcript of webcast announcing October 2004 sales results. ******

(a)(5)(xiii)	Press Release, dated November 8, 2004 (announcing the further extension of the expiration date of the tender offer, an increase in the purchase price and decrease in the number of shares subject to the tender offer).*******

(a)(5)(xiv)	Limited Brands Stock Tender Offer-Questions and Answers, disseminated to Company employees on November 8, 2004. *******

(a)(5)(xv)	Transcript of Limited Brands earnings conference call dated November 18, 2004.********

(a)(5)(xvi)	Press Release, dated November 18, 2004, reporting the results of the Company’s third quarter 2004 earnings, incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K filed November 18, 2004.

(a)(5)(xvii)	Press Release, dated November 19, 2004 (announcing the declaration of the Company’s regular quarterly dividend).*********

(a)(5)(xviii)	Press Release, dated November 23, 2004 (announcing preliminary results of tender offer and declaration of special dividend).**********

(a)(5)(xix)	Limited Brands Stock Tender Offer-Questions and Answers, disseminated to Company employees on November 23, 2004.**********

(a)(5)(xx)	Press Release, dated November 30, 2004 (announcing final results of tender offer).***********

(b)(i)	Five-Year Revolving Credit Agreement, dated as of October 6, 2004, among Limited Brands, Inc., the Lenders party thereto, JPMorgan Chase Bank, as Administrative Agent, and Bank of America, N.A. and Citicorp North America, Inc., as Co-Syndication Agents.*

(b)(ii)	Term Loan Credit Agreement, dated as of October 6, 2004, among Limited Brands, Inc., the Lenders party thereto, JPMorgan Chase Bank, as Administrative Agent, and Bank of America, N.A. and Citicorp North America, Inc., as Co-Syndication Agents.*

(b)(iii)	Bridge Credit Agreement, dated as of October 6, 2004, among Limited Brands, Inc., the Lenders party thereto, JPMorgan Chase Bank, as Administrative Agent, and Bank of America, N.A. and Citicorp North America, Inc., as Co-Syndication Agents.*

(d)(1)	Employment Agreement of Mark A. Giresi dated as of August 15, 2002, incorporated by reference to Exhibit 10.22 to the Company’s Annual Report on Form 10-K for fiscal year ended February 1, 2003.

(d)(2)	Amendment to Employment Agreement of Mark A. Giresi dated as of May 19, 2003, incorporated by reference to Exhibit (d)(4) to the Company’s Tender Offer statement on Schedule TO (file no. 00533912) dated February 27, 2004.

(d)(3)	Employment Agreement of Leonard A. Schlesinger dated as of July 31, 2003, incorporated by reference to Exhibit 10 to the Company Quarterly Report on Form 10-Q for quarterly period ended August 2, 2003.

(d)(4)	Employment Agreement of V. Ann Hailey dated as of January 2, 2004, incorporated by reference to Exhibit (d)(6) to the Company’s Tender Offer statement on Schedule TO (file no. 005-33912) dated February 27, 2004.

(d)(5)	Limited Brands Stock Award and Deferred Compensation Plan for Non-Associate Directors, incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed November 13, 2003.

(d)(6)	Limited Brands 1993 Stock Option and Performance Incentive Plan (2004 Restatement), incorporated by reference to Appendix A to the Company’s Proxy Statement on Form 14A dated May 17, 2004.

(d)(7)	Intimate Brands 1995 Stock Option and Performance Incentive Plan (1997 Restatement), incorporated by reference to Exhibit B to the Company’s Proxy Statement on Form 14A dated April 14, 1997.

*	Previously filed on Schedule TO on October 7, 2004.
**	Previously filed on Amendment No. 3 to Schedule TO on October 22, 2004.
***	Previously filed on Amendment No. 4 to Schedule TO on October 25, 2004.
****	Previously filed on Amendment No. 5 to Schedule TO on October 26, 2004.
*****	Previously filed on Amendment No. 6 to Schedule TO on October 27, 2004.
******	Previously filed on Amendment No. 9 to Schedule TO on November 4, 2004.
*******	Previously filed on Amendment No. 10 to Schedule TO on November 8, 2004.
********	Previously filed on Amendment No. 11 to Schedule TO on November 18, 2004
*********	Previously filed on Amendment No. 12 to Schedule TO on November 19, 2004.
**********	Previously filed on Amendment No. 13 to Schedule TO on November 23, 2004.
***********	Filed herewith.